FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. ("JED")

Suite 2200, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

April 3, 2006

ITEM 3   News Release:

A news release was issued on April 4, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced the appointment of David Ho as Chief Financial Officer.

ITEM 5   Full Description of Material Change:

JED announced the appointment of David Ho as Chief Financial Officer.  Mr. Ho is a Chartered Accountant with extensive financial and industry experience.

In the same release, JED announced its production exit rate for the first quarter.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, Chairman of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on April 5, 2006.